July 10, 2015

Via EDGAR

Securities and Exchange Commission

ATTN: John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4628

Re: Solitario Exploration & Royalty Corp. (“Solitario”)

Form PRE 14A

Filed June 15, 2015

File No. 001-32978

Dear Mr. Reynolds:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) raised in the comment letter dated July 7, 2015 regarding the Preliminary Proxy Statement on Schedule 14A filed by Solitario on June 15, 2015 (the “Proxy Statement”). The number of the responses and headings set forth below correspond to the numbered comments and headings from the letter from the Staff.

Furthermore, Solitario acknowledges the following:

•	Solitario is responsible for the adequacy and accuracy of the disclosure in our filing with the Securities and Exchange Commission (the “SEC”); and
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filing; and
•	Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

SEC COMMENT:

Cover Page

1.	We note that you have checked the “No fee required” box. However, it appears from disclosure on page 8 and elsewhere that this transaction constitutes a sale of all or substantially all of your assets. Please advise or otherwise revise your disclosure and tell us how you are complying with Securities Exchange Act Rules 14a-6(i)(1) and 0-11.

RESPONSE: Solitario filed a revised Preliminary Proxy Statement on Schedule 14A on July 10, 2015 (the “Revised Proxy Statement”) and has paid a fee of $4,800 in accordance with Rules 14a-6(i)(1) and 0-11. The amount of the fee was calculated based on the gross consideration that may be received by Solitario in the transaction. As a result, Solitario has complied with Rules 14a-6(i)(1) and 0-11.

1

2.	Additionally, as the transaction appears to involve the sale of substantially all of your assets, it is unclear why you do not provide financial statements consistent with Item 14(a)(4) of Schedule 14A. Please refer to Section 1140.6 of the Financial Reporting Manual, and the telephone interpretations of the Division of Corporation Finance (July 2000), Section H, Question 6.

RESPONSE: Although Solitario will continue to hold other assets and interests in potentially significant projects, the transaction could be deemed a sale of substantially all of Solitario’s assets and Solitario is seeking shareholder approval for the potential disposition of Solitario’s entire equity interest in Mt. Hamilton LLC. Mt. Hamilton LLC is a majority owned subsidiary of Solitario. In accordance with the guidance set forth in Section 1140.6 of the Financial Reporting Manual, and the telephone interpretations of the Division of Corporation Finance (July 2000), Section H, Question 6, in the Revised Proxy Statement Solitario included unaudited financial statements of Mt. Hamilton LLC for the fiscal years ended December 31, 2013 and December 31, 2014, as well as for the three month periods ended March 31, 2015 and March 31, 2014. The Revised Proxy Statement also expressly provides that financial statements of Solitario for those same periods are incorporated by reference into the Revised Proxy Statement from Solitario’s Annual Report on Form 10-K for the year ended December 31, 2014, and its Quarterly Report on Form 10-Q for the period ended March 31, 2015.

3.	Please explain why the proxy statement/prospectus does not include an advisory vote pursuant to Securities Exchange Act Rule 14a-21(c). Refer to Item 5 of Schedule 14A.

RESPONSE: The sale by Solitario of its 80% membership interest in Mt. Hamilton LLC will not result in any executive officer of Solitario, or to the knowledge of Solitario any executive officer of another party to the transaction being entitled to any form of compensation that is based on, or in any way, relates to the transaction as generally set forth in Item 402(t) of Regulation SK. Therefore, the transaction will not result in any compensatory arrangements for which Solitario would be obligated to seek an advisory vote for under Rule 14a-21(c).

Solitario will add the following sentence in the Revised Proxy Statement under the heading “INTERESTS OF SOLITARIO’S AFFILIATES IN THE TRANSACTION”:

2

“There are no agreements or understandings between Solitario (or any other party to the Transaction) on the one hand, and any named executive officer of Solitario on the other hand, concerning any type of compensation (whether present, deferred, or contingent) that is based on or otherwise relates to the Transaction that may be paid or become payable to or on behalf of such executive officer.”

Background, Page 12

4.	We note disclosure that Waterton Nevada Splitter LLC was chosen after “reviewing submissions” by other parties and “considering strategic alternatives.” We further note that the terms of the MIPA were approved on June 5, 2015, after negotiation among the parties. Please add disclosure to (i) describe in sufficient detail who initiated contact between the company and Waterton; (ii) identify the parties present at meetings regarding the negotiation of the transaction; and (iii) fully explain the issues discussed and the positions taken by the parties at each meeting. In this regard, it is unclear what role, if any, representatives of Ely Gold played during negotiations. Please also (i) identify and quantify the “certain matters affecting their membership interests” and “certain continuing payment obligations” referenced on page 13, and (ii) clarify whether the company had an existing business relationship with Waterton prior to the transaction.

RESPONSE: In the Revised Proxy Statement, consistent with the comment of the Staff, Solitario added disclosure regarding the background of the transaction and the negotiations between Solitario and Waterton. This disclosure describes: (i) that Waterton was initially contacted by Maxit Capital on behalf Solitario to gauge Waterton’s interest in a transaction, and as a result of Waterton’s interest the parties thereafter began to negotiate the terms of the transaction and then the definitive agreements; (ii) how the transaction was negotiated, including identifying certain meetings between representatives of Solitario and Waterton and notes the negotiations between legal counsel of the parties; and (iii) the primary issues that were the source of on-going negotiations between the parties. Further, disclosure to the Revised Proxy Statement was added to note that, although Ely Gold was involved in the negotiations, as the majority owner of Mt. Hamilton LLC, Solitario led the negotiations for the selling parties.

Additional disclosure was added to the Revised Proxy Statement to clarify the nature and subject of negotiations between Ely Gold and Solitario regarding their ownership interests in Mt. Hamilton and the agreement reached between the parties (although such agreement is not being submitted for shareholder approval).

Waterton and Solitario did not have a prior business relationship before negotiating the transaction and this is expressly stated in the Revised Proxy Statement.

3

Opinion of Maxit Capital, Page 14

5.	We note your disclosure that Maxit Capital provided a Fairness Opinion. Please quantify the contingent and other consideration and provide a summary concerning the opinion as required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, or advise.

RESPONSE: In the Revised Proxy Statement Solitario quantified all consideration to be paid to Maxit Capital by Solitario, both the consideration that is contingent and the consideration that is not contingent.

To ensure the disclosure in the revised Proxy Statement complies with Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A, Solitario added disclosure about the Fairness Opinion under the heading “Opinion of Maxit Capital” to add additional information required by Item 14(b)(16) of Schedule 14A and Item 105(b) of Regulation M-A, including information about the qualifications and independence of Maxit Capital, and the scope of Maxit Capital’s review in rendering the Fairness Opinion and the various assumptions and limitations in the Fairness Opinion. Additional Information regarding the engagement of Maxit Capital and the conclusion of its opinion were added to the Revised Proxy Statement to bolster Solitario’s previous disclosure. As revised, the disclosure regarding the Fairness Opinion in the Revised Proxy Statement complies with Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

We hope we have adequately addressed the comments of the Staff. If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030 or Peter F. Waltz, Esq. at 303-583-8254.

Sincerely,

/s/ James R. Maronick

CFO

Solitario Exploration & Royalty Corp.